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SEC Mail Processing Section
NOV 28 2008
Washington, DC
105

SEC 08033178 MISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46184

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/07 (MM/DD/YY) AND ENDING 9/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Maple Securities USA, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Exchange Place Suite 2600 Floor 26th

(No. and Street)

Jersey City NJ 07302

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Malosky (201) 369-3020

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – of individual, state last, first, middle name)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 1 0 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, John Malosky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Maple Securities USA, as of September 30th, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to and subscribed before me this 24 day of Nov, 2008

Signature

President
Title

Notary Public

ANGELA T. NORIEGA
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 4/18/2012

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Maple Securities U.S.A. Inc.

Statement of Financial Condition

September 30, 2008

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: 212 773 3000

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of
Maple Securities U.S.A. Inc.

We have audited the accompanying statement of financial condition of Maple Securities U.S.A. Inc. (the "Company") as of September 30, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of Maple Securities U.S.A. Inc. at September 30, 2008, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

November 20, 2008

Maple Securities U.S.A. Inc.

Statement of Financial Condition

September 30, 2008

Assets	
Cash and cash equivalents	$ 68,688,497
Securities purchased under agreements to resell	37,360,679
Securities borrowed	1,400,266,325
Securities and derivative contracts owned, at fair value	45,960,918
Due from brokers, clearing organizations and others	20,831,896
Fixed assets, net of accumulated depreciation of $3,474,101	1,259,019
Deferred tax assets	1,453,037
Other assets	740,696
Total assets	$ 1,576,561,067
Liabilities and shareholder's equity	
Liabilities:	
Bank overdrafts	$ 764,826
Securities loaned	1,406,650,438
Securities and derivative contracts sold, but not yet purchased, at fair value	1,891,537
Due to brokers, clearing organizations and others	39,303,212
Accounts payable and accrued liabilities	8,887,621
Total liabilities	1,457,497,634
Shareholder's equity:	
Common stock, no par value; 6,000 shares authorized, 4,000 shares issued and outstanding	55,944,171
Additional paid–in capital	55,738,740
Retained earnings	7,380,522
Total shareholder's equity	119,063,433
Total liabilities and shareholder's equity	$ 1,576,561,067

See notes to statement of financial condition.

Maple Securities U.S.A. Inc.

Notes to Statement of Financial Condition

September 30, 2008

1. Organization

Maple Securities U.S.A. Inc. (the "Company") is incorporated in the state of Delaware and is a registered broker–dealer under the Securities Exchange Act of 1934. The Company is also a member of the Financial Industry Regulatory Authority, the Depository Trust Clearing Corporation and the Options Clearing Corporation. The Company is a wholly–owned subsidiary of Maple Partners America, Inc. ("MPAI"), a subsidiary of Maple Financial Group ("MFG"), a privately-held global financial services group based in Canada.

The Company engages in proprietary securities trading for its own account. Additionally, the Company engages in stock borrowing and stock lending activities.

The Company does not carry customer accounts as defined by the Securities and Exchange Commission ("SEC") Rule 15c3–3, the customer protection rule.

2. Significant Accounting Policies

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent; however, actual results could differ from those estimates.

Securities transactions and related income and expense are recorded on a trade–date basis. Derivative contracts, securities owned and securities sold, but not yet purchased, are stated at fair value.

The fair value of derivative contracts, securities owned and securities sold, but not yet purchased, is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations and theoretical pricing models.

The Company provides and receives support and portfolio management services to and from various affiliates. The income and expense related to these services is recorded monthly on an accrual basis.

2. Significant Accounting Policies (continued)

The Company considers all highly liquid financial instruments purchased with an original maturity date of three months or less to be cash equivalents.

Statement of Financial Accounting Standards No. 107, *Disclosures about Fair Value of Financial Instruments*, requires the disclosure of the fair value of financial instruments, as defined. Substantially all of the Company's financial assets and liabilities are either valued at market or estimated fair value, or because of their short-term nature, approximate fair value. Fair values for these financial instruments are generally based on quoted market prices.

Furniture and fixtures, computer and telephone equipment, software and leasehold improvements are carried at cost, net of accumulated depreciation and amortization. All assets other than leasehold improvements are depreciated on the declining balance basis at rates varying from 15% to 20% with useful life of three to seven years. Leasehold improvements are amortized on a straight–line basis over the shorter of the economic life or the term of the lease.

Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the applicable year–end exchange rate. Transactions during the year are translated at the rates of exchange prevailing on the dates of the transactions.

Dividend income and expense is recognized on the ex-dividend date. Interest income and expense is recognized on an accrual basis.

Deferred tax assets and liabilities are recognized for their future tax consequences related to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which the related differences are expected to be recovered or settled. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance is established to offset their benefit.

2. Significant Accounting Policies (continued)

In September 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes*. The Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. The disclosure provisions of this Interpretation will provide more information about the uncertainty in income tax assets and liabilities, including any changes in unrecognized tax benefits during the year. During November 2007, the FASB elected to defer the provisions of FIN 48 for non-public companies to periods beginning after December 15, 2007. Further, the FASB issued an exposure draft in October 2008 that may once again defer the effective date of FIN 48 for an additional year. The Company is currently evaluating whether FIN 48 will have an impact on the statement of financial condition.

On September 15, 2006 the Financial Accounting Standards Board issued FASB Statement No. 157, *Fair Value Measurement* ("FAS 157"). The standard provides guidance for using fair value to measure assets and liabilities. The standard also responds to investors' requests for expanded disclosures surrounding the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, including the extent to which unobservable inputs are used in valuation, and the effect of fair value measurements on earnings. The provisions of FAS 157 are effective for fiscal years beginning after November 17, 2007, however in November 2007 the FASB elected to defer the provision for certain non-financial assets and non-financial liabilities. The Company is currently evaluating whether FAS 157 will have an impact on the statement of financial condition.

In February 2007, the Financial Accounting Standards Board issued FASB Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("FAS 159"), which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value, using an instrument-by-instrument election. FAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007, subject to the deferral of FAS 157 mentioned above, and applies to all entities that elect the fair value option. The Company is currently evaluating whether FAS 159 will have an impact on the statement of financial condition.

3. Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned result from transactions with other broker-dealers or financial institutions ("counterparties") and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash or other collateral with the Company. In the event the counterparty is unable to meet its contractual obligation under these arrangements, the Company may incur losses equal to the amount by which the market value of the securities differs from the amount of collateral held. The Company mitigates credit risk associated with these activities by monitoring the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Substantially all of the securities borrowed transactions were done in connection with the Company's securities lending activities and transactions in securities sold, but not yet purchased. The Company records rebate income and fee expense on the accrual basis.

Reflected in securities borrowed and securities loaned on the statement of financial condition are dividends and rebates receivable and payable, respectively. As of September 30, 2008, the Company recorded total dividends and rebates receivable and payable of $3,949,390 and $7,429,846, respectively.

In the normal course of business, the Company obtains securities under securities borrowing agreements on terms which permit it to repledge or resell the securities to others. At September 30, 2008, the Company obtained securities with a fair value of $1,396,316,935 on such terms, substantially all of which have been either pledged or otherwise transferred to others in connection with the Company's securities lending activities or to satisfy its commitments under securities sold, but not yet purchased.

In accordance with Financial Accounting Standards Board Statement No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities*, when the Company acts as the lender in a securities lending agreement and receives securities as collateral that can be pledged or sold, it recognizes the amount of collateral received and a corresponding obligation to return such collateral. At September 30, 2008 there was no such collateral received.

4. Securities Purchased Under Agreements To Resell

Securities purchased under agreements to resell ("resale agreements") are collateralized by U.S. government and agency obligations and are recorded at contract price, plus accrued interest. The Company takes possession of securities obtained as collateral for resale agreements at the time such agreements are made. The market value of these underlying assets is reviewed daily and additional cash or other collateral is obtained or returned as necessary.

At September 30, 2008, the fair value of securities received as collateral totaled $37,262,937. Substantially all of the securities obtained by the Company under resale agreements have been either pledged or otherwise transferred to others in connection with the Company's financing activities. At September 30, 2008, included in securities purchased under agreements to resell on the statement of financial condition is accrued interest of $97,742.

5. Due from and Due to Brokers, Clearing Organizations and Others

At September 30, 2008, amounts due from and due to brokers, clearing organizations and others consist of the following:

	Due from Brokers, Clearing Organizations and Others	Due to Brokers, Clearing Organizations and Others
Due from clearing brokers	$ 1,449,976	$ –
Due from/to clearing organizations	6,188,384	8,716,217
Deposits with clearing organizations	11,234,175	–
Unsettled trades	–	24,056,480
Due from/to affiliates	1,959,361	6,530,515
	$ 20,831,896	$ 39,303,212

6. Securities and Derivative Contracts Owned and Sold, but Not Yet Purchased

At September 30, 2008, included in securities and derivative contracts owned are equity securities with a fair value of $44,843,254 and exchange traded equity option contracts with a fair value of $1,117,664. Included in securities and derivative contracts sold, but not yet purchased, are equity securities with a fair value of $1,316,199 and exchange traded equity option contracts written with a fair value of $575,338.

Securities sold, but not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to purchase the security in the market at prevailing prices. Accordingly, the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount reflected in the statement of financial condition.

7. Fixed Assets

At September 30, 2008, fixed assets are comprised of the following:

	Cost	Accumulated Depreciation and Amortization	Net Book Value
Computer and telephone equipment	$ 1,513,260	$ (1,457,815)	$ 55,445
Software	759,455	(642,540)	116,915
Furniture and fixtures	699,368	(412,635)	286,733
Leasehold improvements	1,761,037	(961,111)	799,926
	$ 4,733,120	$ (3,474,101)	$ 1,259,019

8. Regulatory Requirements

As a registered broker-dealer with the SEC, the Company is subject to the SEC's net capital rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer-related debit items or $250,000, as defined.

At September 30, 2008, the Company had net capital of $106,027,537 which was $105,777,537 in excess of the required net capital of $250,000. During the year, the Company did not effect transactions for anyone defined as a customer under SEC Customer Protection (Rule 15c3-3). Accordingly, at September 30, 2008, the Company had no customer related debit items to be aggregated under this Rule.

Advances to affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

9. Related Party Transactions

At September 30, 2008, related party balances receivable and payable primarily consist of balances related to fees for back-office services such as securities clearance and settlement, accounting and payroll services, fees for the use of office space and fees and expenses arising from the normal course of business, such as securities related transactions and operating expenses paid to vendors by one entity on behalf of its affiliate. These balances are included in due from / due to brokers, clearing organizations and others on the statement of financial condition.

	Due from Affiliates	Due to Affiliates
Maple Partners America, Inc. ("MPAI")	$ –	$ 2,231,047
Maple Arbitrage, Inc. ("MAI")	9,500	2,817,101
Maple Securities Canada, Ltd. ("MSCL")	12	423,061
Maple Trade Finance Corp. ("MTFC")	1,633,744	–
Maple Bank Toronto Branch ("MBTOR")	230,275	–
Maple Securities U.K., Ltd. ("MSUK")	1,389	–
Maple Partners Software Services, Inc. ("MPSSC")	–	1,059,306
Maple Financial U.S. Holdings, Inc. ("MFUSH")	84,441	–
	$ 1,959,361	$ 6,530,515

9. Related Party Transactions (continued)

At September 30, 2008, $27,675 related to securities borrowed and $259,156,161 related to securities lending transactions were due from and due to affiliates, respectively. These amounts are primarily with MSUK.

During the year the Company made advances to and received advances or overdrafts from Maple Bank GmbH ("MBG") and MTFC. These advances or overdrafts were due upon demand. At September 30, 2008, the Company had overdrafts with MBG of $552,383. This amount is included in bank overdrafts on the statement of financial condition. The Company has an unsecured line of credit agreement with MBG, principally to finance securities lending activities. There is no stated limit of the full line of credit and the Company is not charged for the unused portion of line of credit. At September 30, 2008, there were no outstanding borrowings against the line of credit. Interest on such borrowings is based on the federal funds effective rate plus 50 basis points.

Included in due to brokers, clearing organizations and others on the statement of financial condition is a $2,817,101 cash deposit held for the benefit of MAI. The balance is payable on demand and interest is paid based on the federal funds effective rate less 10 basis points.

10. Income Taxes

The Company's income is included in the consolidated U.S. Federal income tax return of MPAI and its subsidiaries. The Company files separate state and local income tax returns. A provision for taxes is allocated to the Company based on the tax that would have been determined on a separate tax return basis.

The Company has deferred tax assets of approximately $1.5 million primarily related to unpaid remuneration for fiscal 2008 and fixed assets basis used for generally accepted accounting principles ("GAAP") and tax purposes. At September 30, 2008, the Company believes it is more likely than not that the entire amount of such deferred tax assets will be realized in the future.

11. Derivative Financial Instruments and Other Off-Balance Sheet Risks

In the normal course of business, the Company trades various derivative financial instruments with off–balance-sheet risk. The Company enters into derivative transactions to manage the Company's own exposure to market and credit risk resulting from its business activities.

Derivatives are financial instruments that include forward foreign exchange contracts, index futures and options, whose value is based upon an underlying asset, index or reference rate. Each of these derivative financial instruments contain varying degrees of off-balance-sheet risk whereby changes in the fair values of the securities underlying the financial instruments may be in excess of the amounts recognized in the statement of financial condition.

A derivative contract may be traded on an exchange or over-the-counter. Exchange-traded derivatives are standardized and include option and futures contracts. Over-the-counter derivative contracts are individually negotiated between contracting parties.

Options represent the right to purchase or sell financial assets at specified terms at specified future dates. The premium received by the Company upon writing an option contract is recorded as a liability, is subsequently marked at its fair value, and is included in securities and derivative contracts sold, but not yet purchased on the statement of financial condition. In writing an option, the Company bears the market risk of an unfavorable change in the financial instrument underlying the written option.

At September 30, 2008, the Company holds the following derivative financial instruments:

	Fair Value of Assets	Fair Value of Liabilities
Exchange traded options	$ 1,117,664	$ 575,338

12. Commitments and Contingent Liabilities

The Company has obligations under leases in excess of one year related to office space. As of September 30, 2008, the aggregate minimum annual rental commitments under the operating leases are as follows (for the fiscal year ending September 30):

2009	$ 831,830
2010	816,830
2011	816,830
2012	816,830
2013	816,830
Thereafter	340,346
	$ 4,439,496

The Company may be involved in litigation arising in the normal course of business. At September 30, 2008, no litigation was pending against the Company. In addition, management is not aware of any unasserted claims or assessments against the Company.

The Company applies the provisions of the FASB's Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"), which provides accounting and disclosure requirements for certain guarantees. The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

13. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include large domestic and international banks and broker-dealers, and other financial institutions, including related parties described in note 9 to this statement of financial condition. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument and the value of any collateral that may be held by the Company, if any. It is the Company's policy to review, as necessary, the credit standing of each of its counterparties.

14. Retirement Plan

The Company has a 401(k) retirement plan (the "Plan") covering substantially all of its employees. Only full time employees who meet the service requirement period are eligible to participate in the Plan. The Company may make a matching contribution on an individual basis, equal to 100% of the contributions made by the participant to the Plan but not to exceed 5% of the employee's compensation, capped at the annual deferral limit, as defined.

END